Exhibit 12.1

COMPUTATION OF CONSOLIDATED RATIOS OF

EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

		Year Ended December 31,
(Dollars in thousands)	Nine Months ended September 30, 2008	2007	2006	2005	2004	2003
Excluding Interest on Deposits
Income before minority interest in net loss (income) of consolidated affiliates and income tax expense	$121,510	$239,012	$161,283	$156,691	$105,710	$9,527
Income from equity investees	(585)	(2,960)	(470)	—	—	—
Fixed charges:
Interest expense	33,859	49,168	26,277	6,233	2,968	4,370
Estimated interest component of rental expense	2,515	4,074	3,612	3,432	3,695	3,658

Total fixed charges	36,374	53,242	29,889	9,665	6,663	8,028
Minority interest in net loss (income) of consolidated affiliates	7,445	(28,596)	(6,308)	(3,396)	(3,090)	7,689

Total Earnings	$164,744	$260,698	$184,394	$162,960	$109,283	$25,244

Ratio of earnings to fixed charges	4.53	4.90	6.17	16.86	16.40	3.14

Including Interest on Deposits
Income before minority interest in net loss (income) of consolidated affiliates and income tax expense	$121,510	$239,012	$161,283	$156,691	$105,710	$9,527
Income from equity investees	(585)	(2,960)	(470)	—	—	—
Fixed charges:
Interest expense	50,767	62,453	35,182	17,166	11,391	13,453
Estimated interest component of rental expense	2,515	4,074	3,612	3,432	3,695	3,658

Total fixed charges	53,282	66,527	38,794	20,598	15,086	17,111
Minority interest in net loss (income) of consolidated affiliates	7,445	(28,596)	(6,308)	(3,396)	(3,090)	7,689

Total Earnings	$181,652	$273,983	$193,299	$173,893	$117,706	$34,327

Ratio of earnings to fixed charges	3.41	4.12	4.98	8.44	7.80	2.01